November 25, 2019

Robert McKinney
Senior Vice President, General Counsel and Corporate Secretary
Babcock & Wilcox Enterprises, Inc.
20 South Van Buren Avenue
Barberton, OH 44203

       Re: Babcock & Wilcox Enterprises, Inc.
           Registration Statement on Form S-3
           Filed November 18, 2019
           File No. 333-234754

Dear Mr. McKinney:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sherry Haywood at (202) 551-3345 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing